IMPERIAL CHEMICAL INDUSTRIES PLC

ICI reports Group adjusted profit before tax* up 12%
Adjusted earnings per share* up 15%

Group Results (unaudited) FIRST QUARTER 2007

First Quarter 2007

6% comparable* growth in Group sales for continuing operations*
14% comparable growth in trading profit* for continuing operations
12% growth in Group adjusted profit before tax to £101m
15% growth in Group adjusted net profit*
Quest divestment completed on 2 March; gross consideration £1,200m
Net cash* £246m (2006: net debt* £1,014m) reflecting disposal proceeds partially offset by pension top-up payments

Net profit after special items attributable to ICI equity holders £955m

(2006: £65m) including £905m profit on sale of Quest

John McAdam, Chief Executive, said:

“This is a pleasing set of results, representing strong underlying trading across the majority of our businesses. Europe was particularly buoyant and our developing market businesses in Asia and Eastern Europe and the Middle East continued to perform well. North America was mixed, with weak construction markets, though we have made good progress in reducing cost in our North
American paints business.

The combination of good sales growth and further benefits from our
Transformation Programme contributed to improved trading margins, though in absolute terms trading profit for continuing businesses was reduced by a £7m adverse impact from exchange rates and £1m from disposals.

The outlook for the second quarter remains positive. Although visibility of trading conditions beyond the current quarter is always limited, our expectations for the year as a whole remain unchanged.”

• Definitions given in Appendix VI.

Further information

Results presentation
There will be a presentation for analysts and investors on 3 May at 9:00am, at
UBS, One Finsbury Avenue, London. The presentation will be accessible live at
9:00am on ICI’s website, www.ici.com. A recording can be accessed shortly after the presentation has concluded.

Conference call
The afternoon conference call on 3 May will be open to investors and analysts.
There will be a brief synopsis of the results following which there will be an opportunity for participants to ask questions. The call will commence at 14:
30hrs UK time (15:30 CET, 9:30 EST). Participants can join the call by dialling one of the numbers below, providing their name and other details, and quoting the “ICI Results Conference Call”.

US dial-in: +1 334 323 6203
UK: 020 7162 0025
Other international: +44 20 7162 0025

Contact details
ICI Group: John Dawson, VP IR and Corporate Communications : +44 20 7009 5315
Regina Kilfoyle, Director of Corporate Communications : +44 20 7009 5410
Brunswick: Kevin Byram / Conor McClafferty : +44 20 7404 5959

SEGMENT REPORTING

As announced previously, ICI has changed its reporting segments. The National
Starch business, previously reported as one segment, is now reported as four segments: Adhesives, Specialty Starches, Specialty Polymers and Electronic
Materials. To assist in the understanding of the impact of this change, sales and trading profit data for the new segments for each quarter of 2006 are presented in Appendix IV.

DISCONTINUED OPERATIONS

On 2 March 2007, ICI announced the completion of the sale of its flavours and fragrance business, Quest, to Givaudan for a gross consideration of £1,200 million, subject to closing balance sheet adjustments, including working capital and net debt. The table on page 7 shows the reconciliation from trading profit to adjusted net profit for the Group for Q1 2007 and Q1 2006 including the results of Quest and Uniqema within discontinued operations.

COMPARABLE MEASURES OF PERFORMANCE

Measures of performance on a “comparable” basis relating to the Group are in respect of continuing operations only and thus exclude the results of Quest and
Uniqema (sale completed in Q3 2006). “Comparable” and “continuing” are defined in appendix VI.

Comparable performance percentages in the Operating Review and Appendix III exclude the effect of currency translation differences and the impact of acquisitions and divestments and are calculated using unrounded numbers. Unless otherwise stated, the commentary in the Operating Review refers to performance measured on a “comparable” basis. Reconciliations to “as reported” percentages in the Operating Review can be found in appendix III.

GROUP FINANCIAL REVIEW

First Quarter
2007 2006
£m £m
Sales
Continuing operations 1,147 1,171
Trading profit*
Continuing operations 101 97
Discontinued operations 12 20
Income from associates (net of interest and tax) 1 1
Net finance expense for the Group (before special items) (13) (27)
- Net interest cost (12) (21)
- Net post-retirement benefit finance cost (1) (6)
Total Group adjusted profit before tax* 101 91
Taxation (before special items) (17) (18)
Special items after tax 885 (3)
Net profit after special items 969 70
Attributable to minorities (14) (5)
Net profit after special items (attributable to ICI equity
holders) 955 65

Adjusted net profit* (attributable to ICI equity holders) 78 68
Adjusted Earnings per £1 Ordinary Share* (undiluted basis) 6.6p 5.7p
Earnings per £1 Ordinary Share* (undiluted basis) 80.9p 5.5p

Key performance measures*
Continuing operations
Comparable sales growth 6% 6%
Comparable trading profit growth 14% (3%)
Trading margin 8.9% 8.3%
Group
Interest cover 9.9 5.3
Adjusted tax rate 17% 20%

Reconciliation of movement in net cash (debt)*
Opening net debt (329) (763)
Net cash outflow from operating activities (492) (211)
Net cash inflow (outflow) used in investing activities 1,117 (47)
Cash inflow before financing activities 625 (258)
ESOP share purchase / receipts from options exercised (76) -
Other movements 26 7
Total movement in net cash (debt) 575 (251)
Closing net cash (debt) 246 (1,014)

• Definitions given in Appendix VI.

GROUP FINANCIAL REVIEW (continued)

Trading performance

“Comparable” performance percentages exclude the effect of currency translation differences and the impact of acquisitions and divestments. Reconciliation to
“as reported” percentages can be found in Appendix III.

References in this section to National Starch are the aggregate of Adhesives,
Specialty Starches, Specialty Polymers and Electronic Materials

Comparable Group sales for continuing operations for the first quarter were 6%
ahead of last year. After the impacts of foreign currency translation (-8%), the
Group’s reported sales were 2% below the same period last year.

On a comparable basis, sales for all of the businesses were ahead for the quarter with National Starch (+9%) recording particularly good growth. Paints was 4% ahead and Regional and Industrial 2% ahead. Regionally, Paints performed well in Europe, Latin America and Asia although sales in North America were, as expected, weaker. National Starch delivered strong growth in Europe, Latin
America and Asia, and was also ahead in North America. Overall, comparable sales for the continuing businesses were 7% ahead in Europe, 10% ahead in Latin
America and 11% ahead in Asia but unchanged year-on-year in North America.

National Starch and Paints both recorded comparable double digit trading profit growth. As expected, Regional and Industrial comparable trading profit for the quarter was lower than last year, reflecting sharply lower margins for the
Pakistan PTA business, which more than offset profit growth from the other activities in Pakistan and Argentina.

With Corporate and other costs slightly lower than last year, comparable Group trading profit was 14% ahead of last year. Including impacts from foreign currency translation and business acquisitions and divestments, totalling £8m, trading profit for the continuing Group in the quarter was 5% ahead of last year, at £101m.

Net finance expense before special items for continuing operations for the quarter of £13m was £13m lower than last year, benefiting from the Group’s reduced debt position following the disposals of Uniqema and Quest, and a lower net post-retirement benefit charge. Including trading profit from the two months of ownership of Quest in the year, adjusted profit before tax for the Group was
£101m for the quarter, 12% ahead of last year.

Group cash flow and movement in net debt

Working capital efficiency, measured as average monthly working capital as a percentage of sales, improved compared to the first quarter of 2006, although the overall movement on working capital was a net cash outflow due to normal seasonality. As expected, there was a higher level of restructuring spend, related to the programme announced in May 2006. Gross proceeds from the sale of
Quest in the quarter were £1,200m. The pension deficit was further reduced by pension top-up payments in the quarter totalling £369m (2006: £122m), increased mainly due to the payment of £226m arising as a result of the divestments of
Quest and Uniqema as previously announced. Further divestment cash flows of approximately £145m are expected to be settled in the future. Cash outflows relating to settlement of forward contracts to acquire ICI shares less proceeds from exercise of employee share options amounted to a net £100m. Net cash at the quarter end was £246m, compared with a net debt position of £1,014m at Q1 2006.

GROUP FINANCIAL REVIEW (continued)

Special Items — continuing and discontinued operations

First Quarter
2007 2006
£m £m
Continuing operations
Losses on special items in continuing operating profit (27) (2)
Profit (loss) on sale of continuing operations 4 (1)
Foreign exchange losses on debt previously hedging goodwill
written off to reserves (6) (1)
Losses on special items before tax and minority interests (29) (4)
Taxation 7 2
Minority interests (1) -
Losses on special items after tax and minority interests (23) (2)
Discontinued operations
Losses on special items in discontinued operating profit (1) (3)
Profit on sale of discontinued operations 941 -
Gains (losses) on special items before tax and minority 940 (3)
interests
Taxation (33) 2
Minority interests (7) -
Gains (losses) on special items after tax and minority interests 900 (1)

Continuing operations

Special items in operating profit of £27m for the quarter related to the transformation programmes announced in May 2006. The gain of £4m on the sale of continuing operations related primarily to the sale of the Auto Refinish Paints
Business within ICI India.

Discontinued operations

The profit on sale of discontinued operations of £941m primarily reflected the gain on the sale of Quest. After tax the profit on the Quest disposal was £905m.

Net profit and earnings per share

Net profit after special items attributable to equity holders of the parent for the quarter was £955m compared with £65m in 2006. Earnings per share after special items were 80.9p compared with 5.5p for the first quarter of 2006.

BUSINESS INFORMATION

First Quarter
2007 2006
£m £m
Sales
Continuing operations
Paints 554 571
Adhesives 259 263
Specialty Starches 131 125
Specialty Polymers 67 64
Electronic Materials 48 51
Total National Starch+ 505 503
Regional and Industrial 93 102
Total continuing reporting segments 1,152 1,176
Corporate and other 1 1
Inter-segment revenue (6) (6)
Total continuing operations 1,147 1,171
Discontinued operations
Uniqema — 166
Quest** 98 146
EBITDA*
Continuing operations
Paints 58 54
Adhesives 24 25
Specialty Starches 22 18
Specialty Polymers 15 13
Electronic Materials 13 14
Total National Starch+ 74 70
Regional and Industrial 7 12
Total continuing reporting segments 139 136
Corporate and other (8) (9)
Income from associates (net of interest and tax) 1 1
Total continuing operations 132 128
Discontinued operations
Uniqema — 12
Quest** 12 19

+ National Starch consists of four reporting segments: Adhesives; Specialty
Starches; Specialty Polymers and Electronic Materials.

• Definitions are given in Appendix VI.

• Sales, EBITDA and trading profit for Quest in discontinued operations reflect two months of ownership in 2007 and three months of ownership in 2006.

BUSINESS INFORMATION (continued)

First Quarter
2007 2006
£m £m
Trading Profit*
Continuing operations
Paints 46 42
Adhesives 19 20
Specialty Starches 16 12
Specialty Polymers 14 12
Electronic Materials 12 13
Total National Starch+ 61 57
Regional and Industrial 3 7
Total continuing reporting segments 110 106
Corporate and other (9) (9)
Total continuing operations 101 97
Discontinued operations
Uniqema — 6
Quest** 12 14

RECONCILIATION FROM TRADING PROFIT TO ADJUSTED NET PROFIT FOR THE GROUP
INCLUDING THE RESULTS OF QUEST AND UNIQEMA WITHIN DISCONTINUED OPERATIONS

First quarter 2007 First Quarter 2006
Continuing Discontinued Total Continuing Discontinued Total
operations operations Group operations operations Group
£m £m £m £m £m £m
Trading
profit 101 12 113 97 20 117
Income from
associates 1 — 1 1 — 1
Net finance
expense (13) — (13) (26) (1) (27)
Adjusted
profit
before tax 89 12 101 72 19 91
Taxation (15) (2) (17) (14) (4) (18)
Minority
interests (6) — (6) (4) (1) (5)
Adjusted
net profit 68 10 78 54 14 68

OPERATIONAL REVIEW — Continuing operations

Paints

First Quarter
2007 2006 Reported Comparable *
£m £m % %
Sales 554 571 (3) 4
Trading Profit 46 42 11 17
Trading Margin (%) 8.3% 7.3%

Paints comparable sales were 4% ahead for the quarter. Strong growth for the
Decorative business in Asia, Continental Europe and Latin America, offset continued weak trading for Decorative North America. Overall, volumes were ahead of last year. Gross margin percentages were broadly in line with Q1 2006. With costs below gross margin only slightly ahead, trading profit was 17% higher than the first quarter last year.

Sales for Decorative UK & Republic of Ireland were 3% ahead of the first quarter last year primarily due to volume growth in the UK Trade business whilst sales for the UK Retail business were slightly ahead. Gross margin percentages were slightly ahead of last year but higher costs below gross margin resulted in trading profit broadly in line with last year.

Decorative Continental Europe sales were 14% ahead of last year, helped by new product launches, particularly in France, in the quarter and with all territories benefiting from favourable weather conditions. Growth was particularly strong in Eastern Europe, partly due to promotional activities, and in Russia where growth remains strong, albeit from a low base. Gross margin percentages were broadly in line with last year and trading profit was strongly ahead, albeit relative to a weak Q1 in 2006.

Sales for Decorative North America were 4% lower than last year due to lower sales volumes. Sales volumes for US Retail and US Trade were depressed by the weakness in the US housing market compared with the same period in 2006. This was partially offset by improved product mix for the retail business, with the
Evermore and Ralph Lauren brands doing well. With good control of costs below gross margin, trading profit was broadly unchanged in the quarter.

Decorative Asia had another good quarter, with sales growth of 20% primarily due to volume growth, notably in China, India, Pakistan and Vietnam. Growth in China
was over 30%, reflecting strong underlying market growth, the benefit of new product launches and the development of distribution into new cities and regions. Despite lower gross margin percentages for Asia, trading profit for the quarter was strongly ahead of last year.

Decorative Latin America delivered sales growth of 9% for the quarter, with higher volumes in all countries and increased selling prices in Argentina and
Uruguay. Gross margin percentages were lower than last year due to a weaker product mix and some lower prices in Brazil, but trading profit was strongly ahead.

Sales for Packaging Coatings for the quarter grew by 4%, reflecting improved selling prices, although volumes were slightly lower. Gross margin percentages were lower due primarily to raw material cost pressure and adverse mix in Latin
America. However, with costs below gross margin lower than last year, trading profit was slightly ahead.

• Definitions given in Appendix VI.

OPERATIONAL REVIEW — Continuing operations (continued)

National Starch

National Starch delivered 9% comparable sales growth for the quarter, with all businesses ahead of last year. Double digit growth was delivered in Europe and
Latin America, with good growth across the other regions. Gross margin percentages were ahead of last year and trading profit was 16% ahead due to strong performances in Specialty Starches and Specialty Polymers. Trading
margins were 12.3% (2006 11.4%).

National Starch: Adhesives
First Quarter
2007 2006 Reported Comparable *
£m £m % %
Sales 259 263 (2) 7
Trading Profit 19 20 (3) 6
Trading Margin (%) 7.5% 7.6%

Adhesives sales for the quarter were 7% ahead, with 10% growth in Latin America and good performance in all other regions, including North America, where the business made good progress with new accounts and market segments. Sales in Asia included strong growth in China, India, Indonesia and Malaysia which offset weaknesses in Japan. Sales of non-woven and pressure sensitive adhesives were particularly strong, although, as expected, the market for construction adhesives in North America was weaker. Gross margin percentages were in line with Q1 last year and trading profit was ahead.

National Starch: Specialty Starch
First Quarter
2007 2006 Reported Comparable *
£m £m % %
Sales 131 125 4 12
Trading Profit 16 12 31 41
Trading Margin (%) 12.6% 10.0%

Sales for Specialty Starch were 12% ahead of last year, with strong growth in all regions and double digit growth in both food and industrial markets. Sales of specialty food starches were particularly strong in both Europe, where innovative products such as ‘Novation’, with its focus on nutrition and clean food labelling, continued to achieve excellent growth and North America, where growth was good in all segments. Gross margin percentages were ahead of last year due to the impact of selling price increases. As a result, trading profit was significantly ahead of last year. However, the impact of corn and tapioca cost increases is expected to adversely impact profit growth in the second half of
2007.

National Starch: Specialty Polymers
First Quarter
2007 2006 Reported Comparable *
£m £m % %
Sales 67 64 5 14
Trading Profit 14 12 16 26
Trading Margin (%) 20.1% 18.1%

Specialty Polymers sales were 14% ahead of last year, with Europe, Asia and
Latin America all delivering double digit growth, with an exceptional performance from Elotex in Europe and Asia. Personal Care made further progress including strong growth in Europe. Overall, gross margin percentages were ahead of last year and trading profit was well ahead.

OPERATIONAL REVIEW — Continuing operations (continued)

National Starch: Electronic Materials
First Quarter
2007 2006 Reported Comparable *
£m £m % %
Sales 48 51 (6) 4
Trading Profit 12 13 (6) 2
Trading Margin (%) 25.3% 25.5%

Electronic Materials sales were 4% ahead of last year, with good growth for
Ablestik and Emerson & Cuming although sales for Acheson Electronic Materials were slightly down. Gross margin percentages were below last year due to higher costs for silver and nickel. However, with good cost control, comparable trading profit was slightly ahead of last year.

Regional and Industrial

First Quarter
2007 2006 Reported Comparable *
£m £m % %
Sales 93 102 (9) 2
Trading Profit 3 7 (60) (54)
Trading Margin (%) 3.0% 6.9%

Comparable sales for the Regional and Industrial business for the quarter were slightly higher than last year, with sales growth for ICI Pakistan partially offset by lower sales in Argentina. Gross margin percentages were markedly lower, reflecting lower gross margins for Pakistan PTA, only partially offset by lower conversion costs. As a result, trading profit for the quarter was 54%
below Q1 2006, despite trading profit improvements from the remaining activities in Pakistan and Argentina.

As part of the expansion of ICI Pakistan’s soda ash business, an additional
50,000 tonnes per annum of production capacity was commissioned in the quarter and the Group announced plans for a further expansion of 65,000 tonnes per annum to meet strong growth in local demand.

With low gross margins for PTA likely to continue for some time, 2007 trading profit for the Regional and Industrial businesses as a whole is expected to be somewhat lower than that achieved in 2006.

DISCONTINUED OPERATIONS

Quest

The sale of Quest was completed on 2 March 2007. Up to the point of divestment,
Quest reported sales of £98m (2006 £146m for the full 3 months of Q1) and trading profit of £12m (2006 £14m for the full 3 months of Q1).

ADDITIONAL INFORMATION

ANNUAL GENERAL MEETING

The Annual General Meeting of the Company will be held on 23 May 2007 at the
Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London, SW1.

INVESTOR SEMINAR

ICI will be holding an investor seminar on 20 June 2007 in London. The purpose of the event, which is expected to be held in the afternoon and early evening, is to provide analysts and fund managers with additional insight into the growth strategy and competitive position of selected business activities.

NEXT ANNOUNCEMENT

Results for the second quarter of 2007 will be announced on 2 August 2007.

Imperial Chemical Industries PLC
ICI Group Headquarters
20 Manchester Square
London W1U 3AN

3 May 2007

ATTACHMENTS

Appendix I Group Income Statement
Appendix II Reconciliation of Earnings per £1 Ordinary Share to Adjusted Earnings
per £1 Ordinary Share
Appendix III Reconciliation Tables — “As Reported” to “Comparable” Revenue and
Trading Profit
Appendix IV National Starch 2006 Sales and Trading Profit data by reporting segments
Appendix V Notes
Appendix VI Definitions

APPENDIX I

IMPERIAL CHEMICAL INDUSTRIES PLC
GROUP INCOME STATEMENT
FIRST QUARTER

The unaudited results of the Group for the first quarter 2007, with comparative figures for 2006 are set out below:
First Quarter 2007 First Quarter 2006
Before Special Total Before Special Total
special items special items
items items
£m £m £m £m £m £m
Continuing operations
Revenue 1,147 — 1,147 1,171 — 1,171
Net operating costs (1,046) (27) (1,073) (1,074) (2) (1,076)
(including restructuring
costs) (27) (27) (2) (2)
Operating profit (loss) 101 (27) 74 97 (2) 95
Profits (losses) on sale
of continuing operations — 4 4 — (1) (1)
Share of profits less
losses of associates 1 — 1 1 — 1
Interest expense (26) — (26) (32) — (32)
Interest income 14 — 14 11 — 11
Post-retirement benefit
finance expense:
- interest cost (111) — (111) (107) — (107)
- expected return on
assets 110 — 110 102 — 102
Foreign exchange losses
on debt previously hedging
goodwill written off to
reserves — (6) (6) — (1) (1)
Net finance expense (13) (6) (19) (26) (1) (27)
Profit (loss) before
taxation 89 (29) 60 72 (4) 68
Income tax (expense)
credit (15) 7 (8) (14) 2 (12)
Net profit (loss) for the
period from continuing
operations 74 (22) 52 58 (2) 56
Discontinued operations
Profit (loss) for the period
for discontinued operations 10 (1) 9 15 (2) 13
including
special items: — (1) (1) — (2) (2)
Profits less losses on
disposal of discontinued
operations — 908 908 — 1 1
Net profit (loss) for
discontinued operations 10 907 917 15 (1) 14
Net profit (loss) for the
period 84 885 969 73 (3) 70
Attributable to minority
interest (6) (8) (14) (5) — (5)
Attributable to equity
holders of the parent 78 877 955 68 (3) 65
Earnings per £1 ordinary
share
Basic 80.9p 5.5p
Weighted average
number of Ordinary
shares in issue
during the period 1,181m 1,189m
of which:
Continuing 3.8p 4.4p
Discontinued 77.1p 1.1p

APPENDIX II

IMPERIAL CHEMICAL INDUSTRIES PLC
RECONCILIATION OF EARNINGS PER £1 ORDINARY SHARE TO ADJUSTED EARNINGS PER £1
ORDINARY SHARE+

First Quarter
2007 2006
£m £m
Continuing operations
Adjusted earnings* 68 54
Special items after tax and minorities (23) (2)
Earnings — continuing operations 45 52
Discontinued operations
Adjusted earnings 10 14
Special items after tax and minorities 900 (1)
Earnings — discontinued operations 910 13
Total adjusted earnings 78 68
Total special items after tax and minorities 877 (3)
Total earnings — Group 955 65

Continuing operations
Basic adjusted earnings per £1 Ordinary Share* 5.8p 4.5p
Special items after tax per £1 Ordinary Share (2.0)p (0.1)p
Basic earnings per £1 Ordinary Share — continuing operations 3.8p 4.4p
Discontinued operations
Basic adjusted earnings per £1 Ordinary Share 0.8p 1.2p
Special items after tax per £1 Ordinary Share 76.3p (0.1)p
Basic earnings per £1 Ordinary Share — discontinued
operations 77.1p 1.1p
Total basic adjusted earnings per £1 Ordinary Share 6.6p 5.7p
Total special items after tax per £1 Ordinary Share 74.3p (0.2)p
Total earnings per £1 Ordinary Share — Group 80.9p 5.5p
Weighted average number of Ordinary shares in issue during
the period 1,181m 1,189m

• Definitions are given in Appendix VI
+ Measures of earnings per share are calculated using rounded values

APPENDIX III

IMPERIAL CHEMICAL INDUSTRIES PLC
RECONCILIATION TABLES — “AS REPORTED” TO “COMPARABLE”

In the following reconciliation tables, percentage changes are calculated using unrounded values. As noted, comparable performance is defined on the basis of continuing operations.

RECONCILIATION TABLE — “AS REPORTED” TO “COMPARABLE” REVENUE

First quarter 2007 vs first quarter 2006

Revenue “As Foreign Divestment/ “Comparable”
reported” exchange (acquisition) change
change translation effects
effects

2007 2006 2007 vs 2006 Adverse/ 2007 vs 2006
(favourable)
£m £m £m % £m £m £m %
Continuing
operations
Paints 554 571 (17) (3) 37 — 20 4
Adhesives 259 263 (4) (2) 21 — 17 7
Specialty
Starches 131 125 6 4 9 — 15 12
Specialty
Polymers 67 64 3 5 5 — 8 14
Electronic
Materials 48 51 (3) (6) 5 — 2 4
Total
National 505 503 2 — 40 — 42 9
Starch
Regional
and 93 102 (9) (9) 12 — 3 2
Industrial
Total
continuing
reporting
segments 1,152 1,176 (24) (2) 89 — 65 6
Corporate
and 1 1 — - — -
other
Inter
segment (6) (6) — (1) — (1)
revenue
Total 1,147 1,171 (24) (2) 88 — 64 6

RECONCILIATION TABLE — OPERATING PROFIT AND TRADING PROFIT

First quarter 2007 vs first quarter 2006

Trading profit Special operating items Operating profit
2007 2006 2007 2006 2007 2006
£m £m £m £m £m £m
Continuing operations
Paints 46 42 (8) — 38 42
Adhesives 19 20 (1) (1) 18 19
Specialty
Starches 16 12 — - 16 12
Specialty
Polymers 14 12 — - 14 12
Electronic
Materials 12 13 (4) — 8 13
Total National
Starch 61 57 (5) (1) 56 56
Regional and
Industrial 3 7 — - 3 7
Total continuing
reporting
segments 110 106 (13) (1) 97 105
Corporate and
other (9) (9) (14) (1) (23) (10)
Total 101 97 (27) (2) 74 95

APPENDIX III (continued)

IMPERIAL CHEMICAL INDUSTRIES PLC
RECONCILIATION TABLE — OPERATING PROFIT AND TRADING PROFIT
AND “AS REPORTED” TO “COMPARABLE” TRADING PROFIT

RECONCILIATION TABLE — “AS REPORTED” TO “COMPARABLE” TRADING PROFIT

First quarter 2007 vs first quarter 2006

Trading profit “As Foreign Divestment/ “Comparable”
“As reported” reported” exchange (acquisition) change
change translation effects
effects

2007 2006 2007 vs 2006 Adverse/ 2007 vs 2006
(favourable)
£m £m £m % £m £m £m %

Continuing
operations
Paints 46 42 4 11 2 1 7 17
Adhesives 19 20 (1) (3) 2 — 1 6
Specialty
Starches 16 12 4 31 1 — 5 41
Specialty
Polymers 14 12 2 16 1 — 3 26
Electronic
Materials 12 13 (1) (6) 1 — - 2
Total
National 61 57 4 8 5 — 9 16
Starch
Regional
and 3 7 (4) (60) — - (4) (54)
Industrial
Total
continuing
reporting
segments 110 106 4 4 7 1 12 12
Corporate
and (9) (9) — - — -
other
Total 101 97 4 5 7 1 12 14

APPENDIX IV

IMPERIAL CHEMICAL INDUSTRIES PLC

NATIONAL STARCH 2006 SALES
AND TRADING PROFIT DATA BY REPORTING SEGMENTS

Sales Q1 2006 Q2 2006 Q3 2006 Q4 2006 2006 TOTAL
£m £m £m £m £m
Adhesives 263 269 262 258 1,052
Specialty Starches 125 126 125 126 502
Specialty Polymers 64 69 68 65 266
Electronic Materials 51 51 50 51 203
Total National Starch 503 515 505 500 2,023

Trading Profit Q1 2006 Q2 2006 Q3 2006 Q4 2006 2006 TOTAL
£m £m £m £m £m
Adhesives 20 25 18 20 83
Specialty Starches 12 13 19 16 60
Specialty Polymers 12 12 12 12 48
Electronic Materials 13 13 12 13 51
Total National Starch 57 63 61 61 242

APPENDIX V

IMPERIAL CHEMICAL INDUSTRIES PLC

NOTES

1. Notes to the figures used on page 3

ICI management believes that the information presented in the table on page 3 provides useful financial information relating to the performance of the operations of the Group. This should not be considered as an alternative, but as supplementary to the full IFRS income statement presented in Appendix I. Further explanation of the basis of presentation is included in section 4 below.

2. Basis of Preparation

The information included within this document has been prepared on the basis of the recognition and measurement requirements of IFRS standards and IFRIC interpretations in issue that are endorsed by the European Commission and effective (or which ICI has chosen to early adopt) for the year ended 31
December 2007 (“adopted IFRS”).

3. Basis of segmentation

ICI changed its reporting segments in 2006. The National Starch business, previously reported as one segment, will now be reported as four segments.

Segmental data for continuing operations now comprise:

Paints,
Adhesives, Specialty Starches, Specialty Polymers, and Electronic
Materials (collectively formerly reported as National Starch),
Regional and Industrial, and
Corporate and other.

The Regional and Industrial segment comprises the Group’s Regional businesses
(of which the largest operation is the pure terephthalic acid business in
Pakistan) and some ongoing residual activity relating to legacy management.
Corporate and other represents the shared costs that are not directly attributable to individual segments i.e. largely those relating to operating as a “PLC”. The Group’s discontinued reporting segment, as described on page 71 of the 2006 Annual Report and Accounts, includes Uniqema and Quest.

We continue to provide information for the entirety of the National Starch business as it is an important part of our organisation and management structure. Prior year segment information has been updated for the change (see
Appendix IV).

APPENDIX V (continued)

IMPERIAL CHEMICAL INDUSTRIES PLC

NOTES (continued)

4. Basis of Presentation

The Group’s financial statements are prepared under the historical cost convention and in accordance with the Companies Act 1985 and applicable accounting standards.

The financial data presented in this document is for the first quarter 2007, being the three months ended 31 March 2007, and compared to the corresponding period in the previous year.

The results presented in the financial table on pages 6 and 7 and in the tables in the operational review on pages 8 to 10 are “as reported”. “As reported”
numbers include the effects of currency translation, acquisitions and divestments and are quoted before accounting for special items. Unless otherwise stated, the commentary on pages 8 through 10 refers to performance measured on a
“comparable” basis and are quoted before special items.

References to “comparable” performances exclude the effect of currency translation differences and the impact of acquisitions and divestments.
“Comparable” results for both 2007 and 2006 are derived by excluding the results of divested businesses and the impact of acquired businesses from the relevant periods and translating results of those subsidiaries that report in currencies other than sterling for both periods at a single average exchange rate for each currency. For this purpose ICI has used the average of the daily exchange rates for each particular currency for the first year included in the comparison (e.g.
both the 2007 and 2006 results for the quarter are translated using the average of the daily exchange rates in 2006). At Group level, “comparable” performances refer to continuing operations only.

Reconciliations between “as reported” and “comparable” performance are shown in
Appendix III.

APPENDIX V (continued)

IMPERIAL CHEMICAL INDUSTRIES PLC

NOTES (continued)

5. Basis of Presentation — non-Generally Accepted Accounting Principles
financial measures

Investors should consider non-GAAP financial measures in addition to, and not as a substitute for or as superior to, measures of financial performance reported in accordance with IFRS. The IFRS results reflect all items that affect reported performance and therefore it is important to consider the IFRS measures alongside the non-GAAP measures.

Guidance from the UK Auditing Practices Board, the UK Listing Authority and the
US Securities and Exchange Commission, states that where non-GAAP figures are discussed, the most directly comparable GAAP figures must also be presented and reconciled to the non-GAAP figures. Reconciliation tables have been included in
Appendix III, which include reconciliations of key non-GAAP data provided in this statement to the directly comparable GAAP segmental information.

6. Forward-looking statements

This document contains statements concerning the Group’s business, financial condition, results of operations and certain of the Group’s plans, objectives, assumptions, projections, expectations or beliefs with respect to these items.
These statements are intended as forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.

The Company cautions that any forward-looking statements in this document may and often do vary from actual results and the differences between these statements and actual results can be material. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements, which speak only at their respective dates. The Company undertakes no obligation to release publicly the result of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date of this document, including, without limitation, changes in the Group’s business or acquisition or divestment strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.
There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, among other things: the impact of competitive products and pricing; changes in the price of raw materials; the occurrence of major operational problems; the loss of major customers; limitations imposed by the Group’s indebtedness and leverage; a credit rating downgrade by the rating agencies; undertakings and guarantees relating to pension funds; contingent liabilities, including those arising in connection with disposed businesses;
risks associated with the Group’s international operations; risks of litigation;
and other factors described in the Company’s filings with the Securities and
Exchange Commission.

7. Relationship to Statutory Accounts and Audit Status

The financial information included in this document is unaudited and does not comprise statutory accounts within the meaning of section 240 of the Companies
Act 1985. The auditors have reported on the statutory accounts for the year ended 31 December 2006. Their report was unqualified and did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report or contain a statement under Section 237 (2) or
(3) of the Companies Act 1985. The accounts will be delivered to the Registrar of Companies following the Company’s Annual General Meeting.

APPENDIX VI

IMPERIAL CHEMICAL INDUSTRIES PLC

DEFINITIONS

Reporting segments The continuing reporting segments comprise the Group’s
Paints, Adhesives, Specialty Starches, Specialty Polymers,
Electronic Materials and Regional and Industrial businesses.

Comparable* Results excluding the effects of currency translation differences and the impact of acquisitions and divestments.
At a Group level, this refers to continuing operations only.
Comparable profits and losses are quoted before accounting
for special items.

As reported Performance including the effects of currency translation performance differences and the impact of acquisitions and divestments.

Trading profit Operating profit before special items. At Group level this refers to continuing operations only unless otherwise
stated.

Gross margin* Sales value less the variable and fixed costs directly associated with the manufacture and distribution of the
goods sold.

Trading margin* Trading profit expressed as a percentage of sales.

Special items Special items are those items of financial performance that should be separately disclosed to assist in the
understanding of the financial performance achieved by the
Group and in making projections of future results, as
explained in IAS 1 Presentation of Financial Statements.
Special items includes items relating to both continuing and discontinued businesses.

Earnings before Profit before interest, taxation, depreciation, amortisation interest, tax, of intangibles and special items.
depreciation and
amortisation
(EBITDA) *

Adjusted profit Profit of continuing and discontinued operations before before tax taxation and special items.

Adjusted net profit Net profit before special items attributable to equity holders of ICI.

Continuing ICI’s continuing operations comprise the Paints, Adhesives, operations Specialty Starches, Specialty Polymers, Electronic Materials
and Regional and Industrial Businesses, Corporate and other.

Interest cover* Calculations of interest cover are based on the sum of the
Group’s operating profit before special items from
continuing and discontinued operations, post-retirement
benefit finance charges, and the Group’s share of net
associated company income (associates’ trading profit less
taxation and net finance expense of associates) divided by
the net of interest expense and income of the Group
(excluding share of net finance expense of associates and
post-retirement benefit finance expense).

Adjusted tax rate Taxation (excluding tax on special items) divided by adjusted profit before tax.

• Management believes these measures are an important financial indicator, however they should not be considered in isolation, or as an alternative to operating profit or net profit or cash flow from operating activities, in each case, determined in accordance with IFRS.

APPENDIX VI (continued)

IMPERIAL CHEMICAL INDUSTRIES PLC

DEFINITIONS (continued)

Basic Net profit after special items attributable to equity holders of the earnings parent divided by the weighted average number of shares in issue per share (less weighted average number of shares held by the Group’s employee share plans) during the period.

Adjusted Net profit before special items attributable to equity holders of earnings the parent.

Basic Net profit before special items attributable to equity holders of adjusted the parent divided by the weighted average number of shares in issue earnings (less weighted average number of shares held by the Group’s employee per share share plans) during the period.

Net cash Cash (including overdrafts), cash equivalents and current asset investments less the borrowings of ICI (comprising loans and short-term borrowings other than overdrafts together with related derivatives and obligations under finance leases).

Net debt The borrowings of ICI (comprising loans and short-term borrowings other than overdrafts together with related derivatives, obligations under finance leases and the liabilities associated with the forward contracts for the acquisition of own shares (to the extent that the contracts are ‘out of the money’)) less cash (including overdrafts), cash equivalents and current asset investments.